SOUTHBOW

Computershare

8th Floor, 100 University Avenue
Toronto, Ontario M5J 2Y1
www.computershare.com

Security Class

Holder Account Number

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Form of Proxy - Annual Meeting of Shareholders to be held on May 15, 2025

This Form of Proxy is solicited by and on behalf of Management of South Bow Corporation.

Notes to Form of Proxy:

1. **Every shareholder has the right to appoint a person or company of their choice, who need not be a shareholder, to attend and act on their behalf at the meeting. If you wish to appoint a person or company other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse). In addition, YOU MUST go to www.computershare.com/southbowAGM by 8:00 a.m. Calgary time on May 13, 2025 and provide Computershare with the required information for your chosen proxyholder so that Computershare may provide the proxyholder with a username via email. This username will allow your proxyholder to log in to and vote at the annual meeting. Without a username your proxyholder will only be able to log in to the annual meeting as a guest and will not be able to vote.**
2. If the shares are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this form of proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this form of proxy with signing capacity stated. If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.
3. This form of proxy should be signed in the exact manner as the name appears on the form of proxy.
4. If a date is not inserted in the space provided on the reverse of this form of proxy, it will be deemed to bear the date on which it was mailed to the holder by management of South Bow Corporation ("Management").
5. **The shares represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, and the proxy appoints the Management Nominees listed on the reverse, this proxy will be voted as recommended by Management.**
6. This form of proxy confers discretionary authority in respect of amendments or variations to matters identified in the Notice of Meeting and management information circular dated March 27, 2025 (the "Circular") or other matters that may properly come before the meeting or any adjournment or postponement thereof, unless prohibited by law.
7. This form of proxy should be read in conjunction with the accompanying documentation provided by Management.

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Proxies submitted must be received by 8:00 a.m. Calgary time on May 13, 2025.
If the meeting is postponed or adjourned, we must receive your proxy at least 48 hours (excluding Saturdays, Sundays and holidays) before the start of the reconvened meeting.

VOTE USING THE TELEPHONE OR INTERNET 24 HOURS A DAY 7 DAYS A WEEK!

To Vote Using the Telephone

- Call the number listed BELOW from a touch tone telephone.

1-866-732-VOTE (8683) Toll Free

To Vote Using the Internet

- Go to the following website: www.investorvote.com
- **Smartphone?** Scan the QR code to vote now.

To Receive Documents Electronically

- You can enroll to receive future securityholder communications electronically by visiting www.investorcentre.com.

To Virtually Attend the Meeting

- You can attend the meeting virtually by visiting the URL provided on the back of this document.

If you vote by telephone or the Internet, DO NOT mail back this proxy.

Voting by mail may be the only method for securities held in the name of a corporation or securities being voted on behalf of another individual.
Voting by mail or by Internet are the only methods by which a holder may appoint a person as proxyholder other than the Management Nominees named on the reverse of this proxy. Instead of mailing this proxy, you may choose one of the two voting methods outlined above to vote this proxy.

To vote by telephone or the Internet, you will need to provide your CONTROL NUMBER listed below.

CONTROL NUMBER

02223D

Appointment of Proxyholder

I/We, being registered holder(s) of common shares of South Bow Corporation ("South Bow" or the "Company") hereby appoint: Bevin Wirzba, President, Chief Executive Officer, and Director, or failing him, Hal Kvisle, Board Chair (the "Management Nominees")

OR

Print the name of the person you are appointing if this person is someone other than the Management Nominees listed herein. ☐

Note: If you are appointing a proxyholder other than the Management nominees YOU MUST return your proxy by mail and go to www.computershare.com/southbowAGM by 8:00 a.m. Calgary time on May 13, 2025, and provide Computershare with the required information for your appointee so that Computershare may provide the appointee with a username via email. This username will allow your appointee to log in to and vote at the annual meeting. Without a username your appointee will only be able to log in to the annual meeting as a guest and will not be able to vote.

as my/our proxyholder with full power of substitution and to vote in accordance with the following directions (or if no directions have been given, as the proxyholder sees fit) and on all other matters that may properly come before the annual meeting of shareholders of South Bow to be held on Thursday, May 15, 2025, in a virtual only format via live audio webcast online at https://meetings.lumiconnect.com/400-565-331-857 at 8:00 a.m. Calgary time, and at any adjournment or postponement thereof.

VOTING RECOMMENDATIONS ARE INDICATED BY HIGHLIGHTED TEXT OVER THE BOXES.

1. Election of Directors

	For	Against		For	Against		For	Against
01. Hal Kvisle	☐	☐	02. Chansoo Joung	☐	☐	03. George Lewis	☐	☐
04. Leonard Mallett	☐	☐	05. Robert (Bob) G. Phillips	☐	☐	06. Sonya Reed	☐	☐
07. Shannon Ryhorchuk	☐	☐	08. Mary Pat Salomone	☐	☐	09. Frances M. Vallejo	☐	☐
10. Don Wishart	☐	☐	11. Bevin Wirzba	☐	☐			

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2. Appointment of Auditor

For ☐ Withhold ☐

Appoint KPMG LLP, as auditor of the Company for the ensuing year at a remuneration to be fixed by the directors.

3. Advisory Vote on Executive Compensation

For ☐ Against ☐

Accept the Company's approach to executive compensation, as set forth in the Circular.

The form of proxy is solicited by and on behalf of Management. This form of the proxy, when properly executed, confers discretionary authority with respect to amendments to the matters identified in the Notice of Meeting or other matters which properly come before the meeting and the replacement of any nominee identified above if such nominee becomes unable or unwilling to serve. Management knows of no such amendments, replacements or other matters. The shares represented by this form of proxy will be voted or withheld from voting on any ballot that may be called for. Where the person whose form of proxy is solicited specifies a choice with respect to any matter to be voted upon, the shares shall be voted in accordance with the choice so made. **If no choice is specified, the shares represented by this form of proxy will be voted as recommended by Management.**

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Signature of Proxyholder

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any form of proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, and the form of proxy appoints the Management Nominees, this form of Proxy will be voted as recommended by Management.**
If you are voting on behalf of a corporation you are required to provide your name and designation of office, e.g., ABC Inc. per John Smith, President.

Signature(s) ☐

Date DD / MM / YY

Signing Capacity

Interim Financial Statements – Mark this box if you would like to receive Interim Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Annual Financial Statements – Mark this box if you would NOT like to receive the Annual Financial Statements and accompanying Management's Discussion and Analysis by mail. ☐

Copies of the Company's 2024 financial statements can be obtained under the Company's profile on SEDAR+ and in its filings with the U.S. Securities and Exchange Commission. Alternatively, physical copies of the same may be obtained free of charge by contacting Computershare toll-free at 1-866-962-0498 (outside of North America 1-514-982-8716).

If you are not mailing back your form of proxy, you may register online to receive the above financial report(s) by mail at www.computershare.com/mailinglist.

VFFQ 378323 AR2

02224D